
Mail Stop 4628

August 27, 2015

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

> **Re:** **Vanguard Natural Resources, LLC**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed August 20, 2015**
> **File No. 333-204982**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2015 letter.

Material U.S. Federal Income Tax Consequences of the Merger, page 203

1. We note your response to our prior comment and filed Exhibits 8.1 and 8.2. However, your disclosure continues to state that counsel for you and counsel for Eagle Rock "[know] of no reason that [they] would not be able to deliver the opinion[s]" stating the conclusions outlined on pages 203 and 204. This disclosure appears inconsistent with the filed tax opinions. Please revise accordingly.

If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff

Attorney, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas V. Getten
        Paul Hastings LLP